[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
February 23, 2018
John Grzeskiewicz
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Equity Long/Short Opportunities Fund (File No. 811-22611) Preliminary Proxy Statement
Dear Mr. Grzeskiewicz:
Thank you for your telephonic comments received February 15, 2018 regarding the Preliminary Proxy Statement of Equity Long/Short Opportunities Fund (File No. 811-22611) (the "Fund"), as filed with the Securities and Exchange Commission (the "SEC") on February 7, 2018. On behalf of the Fund, we have articulated your comments to the best of our understanding and provided our responses to your comments below. Changes, to the extent necessary, will be reflected in Definitive Proxy Statement to be filed by the Fund. Capitalized terms used but not defined in this letter have the meanings set forth in the Preliminary Proxy Statements.
General
Comment 1	Confirm that the Fund will remain current on all filing obligations.
Response
The Fund confirms that it will continue to comply with all filing requirements under the Investment Company Act of 1940, as amended (the "1940 Act"), and the Rules and Regulations thereunder, until the Fund has been deregistered under the 1940 Act following the liquidation period.

Comment 2	Confirm that the Fund will use reasonable efforts to locate all shareholders.
Response	The Fund confirms that it will use reasonable efforts to locate all shareholders and notes that all shareholder accounts are maintained directly with the Fund's transfer agent.
Comment 3	Confirm that the Fund will decide on the collectability of all receivables and include in its liquidation costs any receivables that it believes are not collectible.
Response
The Fund expects to collect all receivables prior to the end of the liquidation period and payment of the final liquidating dividend. However, the Fund confirms that it will decide on the collectability and to the extent that any receivables are determined not to be collectible, such amounts will be included as costs borne by the Fund.

Comment 4	Disclose in the Proxy Statement approximate solicitation costs, if known.
Response	The Fund notes that, as disclosed in the Proxy Statement, solicitation costs will be borne by the Fund's investment adviser.

Securities and Exchange Commission
February 23, 2018

Comment 5	Include in the Proxy Statement an estimate of liquidation costs, if known.
Response	The Fund notes that, as disclosed in the Proxy Statement, liquidation costs will be borne by the Fund's investment adviser.
Comment 6
Please advise whether FASB Accounting Standards Codification Topic 450 and Financial Accounting Standards Board Statement of Financial Accounting Standards No. 5 will be used in accounting for the liquidation.

Response
The Fund confirms that in accounting for the liquidation, the Fund will follow all relevant accounting interpretations, including FASB Accounting Standards Codification Topic 450 and Financial Accounting Standards Board Statement of Financial Accounting Standards No. 5, and will set aside an appropriate amount of assets to cover contingent liabilities.

Comment 7	Confirm to Staff whether any receivables from the Fund's investment adviser exist for any amounts previously waived.
Response
No receivables from the Fund's investment adviser exist. The Adviser has agreed to waive the management fee with respect to assets of the Fund held in cash during the first quarter of 2018 and to waive all management fees after March 31, 2018. The Adviser will not seek recoupment for any such amounts or any previously waived or reimbursed amounts.

*                *                *
Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.
Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy